EXHIBIT 99.1

Dunxin Financial Holdings Limited Filed 2019 Annual Report on Form 20-F

WUHAN, China, January 7, 2021 -- Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender serving individuals and small and medium enterprises (SMEs) in Hubei Province, China, announced that it filed its annual report on Form 20-F for the year ended December 31, 2019 with the United States Securities and Exchange Commission (the “SEC”), which includes its audited financial statements.

The annual report on the Form 20-F can be accessed through the Company’s website (http://en.hbctxed.com/index.php/index-view-aid-158.html). The soft copy of the Company’s annual report on Form 20-F (in PDF format) may also be downloaded through its website.

The Company will deliver within a reasonable time after request a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder upon request. To request a hard copy of the annual report, please write an email to ir@dunxin.us.

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading licensed microfinance lenders in Hubei Province, China. We have been granted a microfinance license by the Financial Affairs Office of the Hubei Provincial People’s Government to provide loans to individuals and small- and medium-sized enterprises. We received the Vice President Award from the China Micro-credit Companies Association under the China Banking Regulatory Commission in January 2017 and the President Award from the Hubei Micro-credit Company Association in December 2017. In 2016, we were recognized as a “National Excellent Micro-credit Company” by the China Micro-credit Companies Association. We have been named one of the “Top 100 Most Competitive Micro-credit Companies in China” by the China Microfinance Institution Association for four consecutive years since 2013, an “AA- Credit Rating Enterprise” by China Credit Management Co., Ltd in August 2017, and one of the “Top 10 Private Enterprises in Wuchang District, Wuhan City” by the People’s Government of Wuchang District in July 2017. The Company has a strong capital base and professional credit business experience in the microfinance industry.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

Dunxin Financial Holdings Limited

Telephone: +86(27)8851-7899

Email: ir@dunxin.us